UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-03610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOWMET AEROSPACE HOURLY RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE SALARIED RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE NILES BARGAINING RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Howmet Aerospace Inc.
201 Isabella Street, Suite 200, Pittsburgh, Pennsylvania 15212-5872

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Index

Page
Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Howmet Aerospace Hourly Retirement Savings Plan,
Howmet Aerospace Salaried Retirement Savings Plan, and
Howmet Aerospace Niles Bargaining Retirement Savings Plan

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Individual Plan Net Assets Available for Benefits December 31, 2021	2

Statements of Individual Plan Net Assets Available for Benefits December 31, 2020	3

Statements of Changes in Individual Plan Net Assets Available for Benefits Year Ended December 31, 2021	4

Notes to Financial Statements December 31, 2021 and 2020	5

Supplemental Schedules

Howmet Aerospace Hourly Retirement Savings Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2021	14

Howmet Aerospace Salaried Retirement Savings Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2021	15

Exhibit Index	16

Signatures	17

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of
Howmet Aerospace Hourly Retirement Savings Plan,
Howmet Aerospace Salaried Retirement Savings Plan, and
Howmet Aerospace Niles Bargaining Retirement Savings Plan
Opinions on the Individual Financial Statements
We have audited the accompanying statements of individual plan net assets available for benefits of Howmet Aerospace Hourly Retirement Savings Plan, Howmet Aerospace Salaried Retirement Savings Plan, and Howmet Aerospace Niles Bargaining Retirement Savings Plan (the “Plans”) as of December 31, 2021 and 2020 and the related statement of changes in individual plan net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2021 and 2020, and the changes in each of their net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinions
These individual plan financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these individual plan financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual plan financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the individual plan financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the individual plan financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the individual plan financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 for each of the Plans have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the individual plan financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the individual plan financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 15, 2022
We have served as the Howmet Aerospace Hourly Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Howmet Aerospace Hourly Retirement Savings Plan.
We have served as the Howmet Aerospace Salaried Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Howmet Aerospace Salaried Retirement Savings Plan.
We have served as the Howmet Aerospace Niles Bargaining Retirement Savings Plan’s auditor since 2018.
PricewaterhouseCoopers LLP, 214 N Tryon Street, Suite 4200, Charlotte, North Carolina 28202
T: (704) 344 7500, www.pwc.com/us

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2021

	Hourly Plan	Salaried Plan	Niles Bargaining Plan
Assets
Investments
Plan’s value of interest in Howmet Aerospace Retirement Savings Plan Master Trust at fair value
Howmet Aerospace Stock Fund	$27,607,477	$30,616,294	$—
Other investments	700,222,663	910,508,508	—
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	727,830,140	941,124,802	—
Investment contracts at contract value	110,637,388	106,638,260	—
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust (Note 3)	838,467,528	1,047,763,062	—
Other investments at fair value	9,745,799	35,410,422	—
Total Investments	848,213,327	1,083,173,484	—
Notes receivable from participants	24,034,189	7,153,750	—
Participant contribution receivable	424,005	75	—
Employer contribution receivable	325,764	90	—
Net assets available for benefits	$872,997,285	$1,090,327,399	$—
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2020

	Hourly Plan	Salaried Plan	Niles Bargaining Plan
Assets
Investments
Plan’s value of interest in Howmet Aerospace Retirement Savings Plan Master Trust at fair value
Howmet Aerospace Stock Fund	$27,937,317	$31,904,367	$287,455
Arconic Corporation Stock Fund	5,752,192	5,926,350	65,499
Other investments	610,112,396	832,405,286	32,077,704
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	643,801,905	870,236,003	32,430,658
Investment contracts at contract value	110,601,335	108,745,312	2,768,072
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust (Note 3)	754,403,240	978,981,315	35,198,730
Other investments at fair value	6,382,924	28,754,618	513,474
Total Investments	760,786,164	1,007,735,933	35,712,204
Notes receivable from participants	28,120,397	8,008,701	1,314,513
Participant contribution receivable	284,925	721	33,692
Employer contribution receivable	325,183	888	20,324
Net assets available for benefits	$789,516,669	$1,015,746,243	$37,080,733
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2021

	Hourly Plan	Salaried Plan	Niles Bargaining Plan
Additions
Contributions
Howmet Aerospace Stock Fund
Participant	$1,438,676	$924,119	$6,786
Employer	1,032,043	891,476	4,998
Other investments
Participant	32,759,536	26,433,487	1,793,478
Employer	30,315,981	23,156,426	992,331
Total Contributions	65,546,236	51,405,508	2,797,593
Plan interest in Howmet Aerospace Retirement Savings Plan Master Trust investment gain (loss)
Howmet Aerospace Stock Fund	2,929,577	3,219,765	25,811
Arconic Corporation Stock Fund	(635,066)	(659,817)	(8,038)
Other investments	84,743,814	128,708,471	4,125,800
Total Plan interest in Howmet Aerospace Retirement
Savings Plan Master Trust investment income	87,038,325	131,268,419	4,143,573
Other investment income	770,718	3,631,014	62,953
Total Additions	153,355,279	186,304,941	7,004,119
Benefit payments to participants	(106,786,114)	(114,376,967)	(4,520,219)
Net increase prior to Plan transfers	46,569,165	71,927,974	2,483,900
Plan transfers
Transfers between plans, net	(2,653,182)	2,653,182	—
Transfers due to plan merger (Note 1)	39,564,633	—	(39,564,633)
Net increase (decrease)	83,480,616	74,581,156	(37,080,733)
Net assets available for benefits
Beginning of year	789,516,669	1,015,746,243	37,080,733
End of year	$872,997,285	$1,090,327,399	$—
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

1.Description of Plans
General
The Howmet Aerospace Hourly Retirement Savings Plan (“Hourly Plan”), Howmet Aerospace Salaried Retirement Savings Plan (“Salaried Plan”), and Howmet Aerospace Niles Bargaining Retirement Savings Plan (“Niles Bargaining Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Howmet Aerospace Inc. (“Howmet” or the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees' salaries and wages and for Company contributions. Plan documents are available to participants upon request.
Prior to the separation of Arconic Inc., which was separated into two separate publicly traded companies (Howmet Aerospace Inc. and Arconic Corporation), one of the Plans’ investment options was the Arconic Stock Fund, which primarily invested in Arconic Inc. common stock. Upon separation on April 1, 2020, the Arconic Stock Fund was renamed the Howmet Aerospace Stock Fund, and the Arconic Corporation Stock Fund (a nonemployer stock fund holding Arconic Corporation common stock), was established. The Arconic Corporation Stock Fund was permitted as an investment option under the Plans for approximately one year after April 1, 2020. No new investments, transfers to, or purchases were made in the Arconic Corporation Stock Fund on or after April 1, 2020, other than the reinvestment of Arconic Corporation dividends. Effective March 31, 2021, the Arconic Corporation Stock Fund was eliminated and proceeds for the sale of any remaining shares were credited to participants' accounts in the BlackRock LifePath Index fund coinciding with the year they were born.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (the "SECURE Act") was passed into law. The SECURE Act allows participants turning age 70 1/2 during 2020 or subsequent to defer required minimum distributions until age 72. The Plans have adopted the provisions of the SECURE Act and have amended the Plans effective January 1, 2021.
Effective December 31, 2021, all participant accounts, assets and liabilities of the Niles Bargaining Plan were transferred into the Hourly Plan for administrative purposes. The total amount transferred was $39,564,633.
Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility and Vesting
The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Niles Bargaining Plan is only available to hourly employees of RMI Titanium Co, LLC covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Except for the participants in the Niles Bargaining Plan, a participant is immediately vested in company contributions, which are therefore nonforfeitable.
For the Niles Bargaining Plan, employer contributions and the earnings on those contributions vest incrementally: 33% after one year of service, 67% after two years and 100% vested after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2021 are $32,915.
Employee Contributions
Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Eligible employees in the Hourly Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue (“Code”) and Department of Treasury regulations.
Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.
Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,500, or such other amount adjusted for cost-of-living increases.
Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.
Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the Code. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.
Employer Contributions
For the nonbargaining eligible employees of the Hourly Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. For the Salaried Plan, participating locations must make a matching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to bargained eligible employees of the Hourly Plan and Niles Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions under the Hourly Plan.
In addition, certain salaried and nonbargaining eligible employees of the Plans and certain bargained employees hired or rehired as of specified dates negotiated under the collective bargaining agreements will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period.
The employer match and employer retirement income contributions are contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.
Certain eligible employees in the Hourly Plan and Niles Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 and $0.35, respectively, per hour worked. These employer contributions are contributed to the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable From Participants
Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, transitional employer retirement income contributions, retiree medical savings contributions, legacy RTI Money Purchase Plan (“RTI MPP”) balances and legacy RTI Roth Balances. However, participants in the Niles Bargaining Plan may borrow against employer contributions.
The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions over periods ranging up to 4 years for general purpose loans and 25 years for residential loans. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 9.25% as of December 31, 2021 and 4.25% and 10.50% as of December 31, 2020. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.
Payment of Benefits
While actively employed, participants have access to account funds through loans, nonhardship withdrawals of after-tax and rollover contributions, withdrawals for participants over age 59 1/2, hardship withdrawals of pre-tax contributions, and the related investment earnings on pre-tax contributions. No portion of a legacy RTI MPP balance shall be available for withdrawals during employment.
On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 ($1,000 for the Niles Bargaining Plan) may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant attains age 69, except for legacy RTI MPP balances. The default election for RTI MPP distribution is a Qualified Joint and Survivor Annuity, which the Trustee shall purchase from an insurance company. Participants can choose alternative distribution options.
Risks and Uncertainties
The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statements of Changes in Individual Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time, subject to collective bargaining agreement provisions for the Hourly Plan.
2.     Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Howmet Aerospace Retirement Savings Plan Master Trust investment income and other investment gain (loss) includes the Plans’ unrealized and realized gains and losses on investments.
Payments of Benefits
Benefits are recorded when paid.
Notes Receivable From Participants
The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.
Administrative Expenses
The Fixed Income Fund (the "Fund"), Howmet Aerospace Stock Fund and Arconic Corporation Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the Fund are based upon a percentage of the fund’s net assets. For the Howmet Aerospace Stock Fund and Arconic Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.
Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.
The funds offered by BlackRock Institutional Trust Company, N.A. as part of the commingled trust, and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.
A monthly fee is charged to all participants, including those who have all funds in the self-directed brokerage window. An additional monthly account maintenance fee will apply if any investments are through the brokerage window.
For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.
The 2021 administrative expenses charged to participants were $262,667 for the Salaried Plan, $648,678 for the Hourly Plan, and $26,680 for the Niles Bargaining Plan.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

The fees described above are included within Plan Interest in Howmet Aerospace Retirement Savings Plan Master Trust investment gain (loss).

3.     Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections.
At December 31, 2021, Master Trust net assets were comprised of the following:

	Hourly Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Niles Bargaining Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Howmet Aerospace Stock Fund	$27,607,477	$30,616,294	$—	$58,223,771
Shares of Registered Investment Companies	308,054,032	577,104,374	—	885,158,406
Commingled trusts	392,168,631	333,404,134	—	725,572,765
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	727,830,140	941,124,802	—	1,668,954,942
Investment contracts at contract value	110,637,388	106,638,260	—	217,275,648
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust	$838,467,528	$1,047,763,062	$—	$1,886,230,590
At December 31, 2020, Master Trust net assets were comprised of the following:

	Hourly Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Niles Bargaining Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Howmet Aerospace Stock Fund (includes $255,035 of investments in a common collective trust)	$27,937,317	$31,904,367	$287,455	$60,129,139
Arconic Corporation Stock Fund (includes $54,198 of investments in a common collective trust)	5,752,192	5,926,350	65,499	11,744,041
Shares of Registered Investment Companies	288,599,691	537,273,354	4,285,349	830,158,394
Commingled trusts	321,512,705	295,131,932	27,792,355	644,436,992
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	643,801,905	870,236,003	32,430,658	1,546,468,566
Investment contracts at contract value	110,601,335	108,745,312	2,768,072	222,114,719
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust	$754,403,240	$978,981,315	$35,198,730	$1,768,583,285

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

For the year ended December 31, 2021, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment gain (loss) from Master Trust investments
Investment gain (loss)
Howmet Aerospace Stock Fund	$6,175,153
Arconic Corporation Stock Fund	(1,302,921)
Shares of Registered Investment Companies	118,617,508
Commingled trusts	83,979,255
207,468,995
Interest	3,760,695
Registered Investment Companies dividends	11,149,370
Howmet Aerospace stock dividends	71,257
Net investment gain from Howmet Aerospace Retirement Savings Plan Master Trust investments	$222,450,317
In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

Net investment gain from other investments outside of Master Trust for the year ended December 31, 2021
Net investment gain	$3,792,364
Interest	17,434
Dividends & capital gains	654,887
Net investment gain from other investments outside of Master Trust	$4,464,685

4.     Fair Value Measurements
FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets held both inside and outside of the Master Trust measured at fair value. There have been no changes in methodologies used at December 31, 2021 and 2020.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved, (broker/dealer approved for assets held outside of the Master Trust) independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies
Valued at the daily closing price as reported by the fund.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publicly listed.

Self-directed Brokerage Accounts
Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the Trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Assets Measured at Net Asset Value (a)	Total
Fair Value Measurements at end of year
Assets in Howmet Aerospace Retirement Savings Plan Master Trust
Equity securities (Howmet Aerospace common stock)	$57,171,928	$—	$—	$—	$57,171,928
Registered investment companies	885,158,406	—	—	—	885,158,406
Commingled trusts	—	—	—	726,624,608	726,624,608
Total of assets in Howmet Aerospace
Retirement Savings Plan Master Trust	942,330,334	—	—	726,624,608	1,668,954,942
Assets outside of Howmet Aerospace Retirement Self-directed brokerage account	44,692,262	463,959	—	—	45,156,221
Fair value of plan assets	$987,022,596	$463,959	$—	$726,624,608	$1,714,111,163

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Assets Measured at Net Asset Value (a)	Total
Fair Value Measurements at end of year
Assets in Howmet Aerospace Retirement Savings Plan Master Trust
Equity securities (Howmet Aerospace and Arconic Corporation common stock)	$70,256,568	$—	$—	$—	$70,256,568
Registered investment companies	830,158,394	—	—	—	830,158,394
Commingled trusts	—	—	—	646,053,604	646,053,604
Total of assets in Howmet Aerospace
Retirement Savings Plan Master Trust	900,414,962	—	—	646,053,604	1,546,468,566
Assets outside of Howmet Aerospace Retirement Self-directed brokerage account	34,771,704	879,312	—	—	35,651,016
Fair value of plan assets	$935,186,666	$879,312	$—	$646,053,604	$1,582,119,582

(a)	In accordance with SubTopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

5.     Investment Contracts
The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fund which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.
Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.
The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.
Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.
The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

6.     Related-Party Transactions
The Plans own shares of common stock of Howmet Aerospace Inc. through the investment in the Howmet Aerospace Stock Fund, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. For the year ended December 31, 2021, purchases and sales of shares of common stock in the Howmet Aerospace Stock Fund were $4,483,136 and $12,044,021, respectively. Dividends earned on Howmet Aerospace Inc. common stock during 2021 were $71,257. As of December 31, 2021 and 2020, the Plans owned 1,797,267 and 2,056,974 shares of Howmet Aerospace common stock, respectively.
The Company pays certain administrative expenses or performs administrative functions on behalf of the Plans.
The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.
Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7.     Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the plan sponsors by letters dated April 28, 2017 for the Hourly Plan and Salaried Plan and a letter dated April 10, 2018 for the Niles Bargaining Plan that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Code. These Plans have been amended since receiving the determination letters. However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2021 and 2020

US GAAP require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans’ administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

8.     Subsequent Events
Management has evaluated the events and transactions that have occurred through June 15, 2022, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Howmet Aerospace Hourly Retirement Savings Plan
EIN #25-0317820, Plan 008
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Howmet Aerospace Retirement Savings Plan Master Trust	Investment in Howmet Aerospace Retirement Savings Plan Master Trust	**	$838,467,528
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	24,034,189
*	Various	Schwab self-directed brokerage account	**	9,745,799

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Howmet Aerospace Salaried Retirement Savings Plan
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Howmet Aerospace Retirement Savings Plan Master Trust	Investment in Howmet Aerospace Retirement Savings Plan Master Trust	**	$1,047,763,062
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	7,153,750
*	Various	Schwab self-directed brokerage account	**	35,410,422

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Howmet Aerospace Hourly Retirement Savings Plan, Howmet Aerospace Salaried Retirement Savings Plan, and Howmet Aerospace Niles Bargaining Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HOWMET AEROSPACE HOURLY RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE SALARIED RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE NILES BARGAINING RETIREMENT SAVINGS PLAN

By:	/s/ Neil E. Marchuk
Neil E. Marchuk
Benefits Management Committee Member

By:	/s/ Brian Redmond
Brian Redmond
Benefits Management Committee Member

By:	/s/ Barbara L. Shultz
Barbara L. Shultz
Benefits Management Committee Member
June 15, 2022